EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 33-48972) on Form S-8 of Tellabs, Inc. of our report dated June 21, 2013, with respect to the statements of net assets available for benefits of Tellabs 401(k) Plan, as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of Tellabs 401(k) Plan.

/s/ Washington, Pittman & McKeever, LLC

Chicago, Illinois

June 21, 2013